FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2010

Commission File Number: 000-51440

CHINA MEDICAL TECHNOLOGIES, INC.

(Translation of registrant’s name into English)

No. 24 Yong Chang North Road

Beijing Economic-Technological Development Area

Beijing 100176

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CHINA MEDICAL TECHNOLOGIES, INC.

Form 6-K

Page

Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MEDICAL TECHNOLOGIES, INC.

By:	/S/ TAKYUNG (SAM) TSANG
Name:	Takyung (Sam) Tsang
Title:	Chief Financial Officer

Date: December 7, 2010

Exhibit 99.1

China Medical Technologies, Inc. Announces the Closing of

US$150 Million Convertible Senior Note Offering and the Completion of Repurchase of

US$105.9 Million Convertible Notes Due 2011

Beijing, China, December 6, 2010 - China Medical Technologies, Inc. (the “Company”) (Nasdaq: CMED), a leading China-based advanced in-vitro diagnostic (“IVD”) company, today announced that it has closed the private offering of US$150 million in aggregate principal amount of convertible senior notes due 2016 including an additional US$25 million principal amount of the notes to cover over-allotments. The notes were sold to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”). The Company has used a large portion of the net proceeds of the offering to repurchase US$105.9 million aggregate principal amount of its outstanding convertible notes due 2011 through privately negotiated transactions, and has used approximately US$10 million to pay for expenses associated with the capped call transaction described below. The Company intends to use the remaining net proceeds from the offering to repurchase, from time to time, its outstanding convertible notes and for general corporate purposes.

In connection with the offering, the Company has entered into a capped call transaction relating to US$100 million in principal amount of the notes with an affiliate of the initial purchaser. The Company does not expect to enter into additional capped call transactions in connection with this offering. The capped call transaction is expected generally to reduce the potential dilution of the Company’s American Depositary Shares (“ADSs”) upon a conversion of notes in the event that the market value per ADS of the Company, as measured under the terms of the capped call transaction, is greater than the strike price of the capped call transaction (which corresponds to the initial conversion price of the notes and is subject to certain adjustments similar to those contained in the notes). The capped call transaction has a cap price equal to approximately US$17.15 (50% above the closing sale price of the Company’s ADSs on the Nasdaq Global Select Market on November 30, 2010).

“The principal amount of the remaining outstanding convertible notes due 2011 is US$29.1 million and the outstanding convertible notes due 2013 is US$248 million,” commented Mr. Sam Tsang, Chief Financial Officer of the Company. “We believe that we have addressed the refinancing concern on our outstanding convertible notes due 2011 and 2013 by this offering together with our cash on hand, expected cash flows to be generated from our operations over the next 3 years and credit facilities to be provided by banks.”

The notes and any ADSs issuable upon conversion of the notes, including the ordinary shares represented by such ADSs, will not be and have not been registered under the Securities Act, or any state securities law, and may not be offered or sold in the United States or to any U.S. persons absent registration under the Securities Act, or pursuant to an applicable exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws.

This press release does not constitute an offer to sell or a solicitation of an offer to buy the notes or any ADSs issuable upon conversion of the notes, nor shall there be any offer, solicitation or sale of any notes or any ADSs issuable upon conversion of the notes in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About China Medical Technologies, Inc.

China Medical Technologies, Inc. is a leading China-based advanced IVD company using molecular diagnostic technologies including Fluorescent in situ Hybridization (FISH) and Surface Plasmon Resonance (SPR) and an immunodiagnostic technology, Enhanced Chemiluminescence Immunoassay (ECLIA), to develop, manufacture and distribute diagnostic products used for the detection of various cancers, diseases and disorders as well as companion diagnostic tests for targeted cancer drugs. The Company generates all of its revenues in China through the sale of diagnostic consumables including FISH probes, SPR-based DNA chips and ECLIA reagent kits to hospitals which are recurring users of the consumables for their patients. The Company sells FISH probes and SPR chips to large hospitals through its direct sales force and ECLIA reagent kits to small and mid-size hospitals through distributors.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Contact

Sam Tsang and Winnie Yam

Tel: 852-2511-9808

Email: IR@chinameditech.com